March 10, 2026

Via Edgar

Ernest Greene

Kevin Stertzel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	LSI Industries Inc.
Form 10-K for the Year ended June 30, 2025
Filed September 11, 2025
File No. 000-13375

Dear Ernest Greene and Kevin Stertzel:

This letter responds to your letter, dated February 27, 2026, regarding your review of the financial statements and related disclosures of our Form 10-K for the fiscal year ended June 30, 2025. Your comments are set forth below, followed by our responses.

Form 10-K for the Year ended June 30, 2025

Financial Statements

General, page 30

1. We note that you have indicated on the cover page that you are an accelerated filer and your public float at December 31, 2024 was $580,496,057. Please tell us why you have only included two years of financial statements in your Form 10-K. Refer to Rules 3-01 and 3-02 of Regulation S-X.

Response: We acknowledge your comment and direction and recognize that smaller reporting company scaled disclosure alternatives were not applicable to our Form 10-K. The third year financial statement information is publicly available in our prior year Form 10-K and we confirm there have been no changes to that information. We will include three years of financial statements in our upcoming Form 10-K for the fiscal year ended June 30, 2026 in compliance with Rules 3-01 and 3-02 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 4 – Business Segment Information, page 48

2. Please tell us how you comply with the requirements to disclose significant segment expenses and other segment items. If you have no significant expense categories, indicate where and how you explain the nature of the expense information the CODM uses to manage operations. If no significant expense categories exist, explain how you plan to revise future disclosures to meet the requirements of ASC 280-10-50-26A through 26C.

Response: We acknowledge your comment regarding our compliance with the disclosure requirements of ASC 280-10-50-26A through 26C as it relates Note 4 – Segment Reporting. The CODM does not review disaggregated segment-level expenses beyond the amounts disclosed, but does review significant expenses at the consolidated level. The CODM delegates to segment leaders and function executives the responsibility of managing expenses. The Company will revise future disclosures to state the CODM does review expenses on a consolidated basis consistent with the categories of expenses on the consolidated statement of operations. The revised footnote disclosure will provide visibility of the consolidated expenses the CODM reviews.

You may contact me at (513) 793-3200 with any questions.

Sincerely,

LSI INDUSTRIES INC.

By:	/s/ James E. Galeese
James E. Galeese
Chief Financial Officer

cc:	Jeff Pajauskas, Grant Thornton LLP
Mark Reuter, Keating Muething & Klekamp PLL